CORRESP

Via Edgar
---------
                                                                   June 18, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attn: David Reynolds

Registration Statement on Form S-1
File: 333-1587321

Dear Mr. Reynolds:

Please be informed that the undersigned has received and read your letter dated May 14, 2009, regarding the Company's Registration Statement on Form S-1 ("Amendment No. 1") as filed with the Securities and Exchange Commission ("Commission") on April 24, 2009.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Form S-1 ("Amendment No. 1") which was filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

General
-------

1. Pursuant to Item 101(a)(2)(iii)(A) of Regulation S-K, please provide a description of the registrant's plan of operation for the remainder of the fiscal year. Specifically address how long the proceeds from the offering will satisfy the company's cash requirements and whether the company will need to raise additional funds to meet its operating expenditures. Provide the specific reasons for your opinion regarding the company's cash requirements. Indicate the categories of planned expenditures and the anticipated sources of funds for these expenditures. Explain the product research and development to be performed. Clarify whether you anticipate any changes in the number of company employees.

Response: Please note general information has been added to or expanded upon in the S-1 document. The information has been added under "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION".

The Company's "Plan of Operation" for the next 12 months is to develop our business plan, sales and marketing strategy, establish and produce prototype products (samples) and to raise additional funds. Our estimated budget is $130,000.

STEPS REQUIRED                                                  ESTIMATED BUDGET
Business Plan Development/Travel                                    $ 15,000
Product Prototype Development                                         15,000
Product Prototype Packaging and Displays/Focus Group                  30,000
Web Design/Hosting                                                    20,000
Professional Fees                                                     20,000
Misc. (Insurance, Other contingencies)                                30,000

The Company had cash of $5,351 as of March 31, 2009. We believe we do not have adequate funds to satisfy our working capital requirements for the next twelve months. The Company will need to raise additional capital to continue our operations.

We anticipate fixed monthly costs of between $2,000 to $4,000. We estimate that we will require approximately $400,000 to begin sales, marketing and distribution of our product line.

In the event that we experience a shortfall in our capital, which will occur if we are unable to begin increase our revenues we intend to pursue capital through public or private financing as well as borrowings and other sources, such as our officers and directors. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then our ability to continue our operations may be significantly hindered.

In order to effectuate the development of our product line the Company has and continues to conduct significant market research including:

   o  Online and offline product and market research.

   o Visit and investigate food and drug, mass merchant retailers as well as view their web sites.

   o Review the Center for Disease Control (CDC) publications and others directed towards methods to assist in the prevention of the spread of micro-organisms triggering new product development.

   o Visit local hospitals and healthcare facilities to research and investigate new product needs.

   o Visit merchandising managers, buyers of food and drug, and mass merchants to determine future needs.

   o Perform focus group testing of prototype products and determine other consumer wish list products.

Management does not plan to hire additional employees at this time. Our sole officer and director will be responsible for the initial servicing. Once the Company begins sales, marketing and distribution of its products, the Company intends to hire independent consultants and sales representatives as the Company deems necessary.

Cover Page of the Registration Statement
----------------------------------------

2. Please revise to clarify whether the securities will be offered on a delayed or continuous basis pursuant to Rule 415. We note that you have included the undertaking required by 512(a).

Response: Please note, the securities will not be offered on a delayed or continuous basis pursuant to Rule 415(a)(1)(x)

3. We note that you have checked the following statement on the cover page of the registration statement.

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [x]

      We do not understand why you believe that the registration statement is to register additional securities pursuant to Rule 462(b).

Response: Please note that this box was checked in error and the box has been unchecked and the revision has been made in S-1A to reflect this change.

4. We do not understand the following at the bottom of the cover page of the registration statement: "Disclosure alternative used (check one):
      Alternative 1 ___ Alternative 2 _X_." Please revise or advise.

Response: Please note that line "Disclosure alternative used (check one):
Alternative 1 ___ Alternative 2 _X_." has been removed from the bottom of the cover page of the registration statement.

5. Throughout the document you make use of unnecessary defined terms. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. For example you use these defined terms in the document: Company, Registration Statement, Shares, Offering, Business Plan.

Response: Please note the revisions made where appropriate.

Cover Page of the Prospectus
----------------------------

6. Please disclose on the cover page of the prospectus the date the offering will end and clarify if there are any minimum purchase requirements.

Response: Please note these disclosures have been made on the cover page of the prospectus.

7. Please limit the outside cover page of the prospectus to one page and provide the required information in Item 501(b)(1) through(11) of Regulation S-K.

Response: Please note this correction has been made.

8. The "form check-offs" should be only on the cover page of the registration statement Please remove them from the cover page of the prospectus.

Response: Please note this correction has been made. The "form check-offs" has been removed from the cover page of the prospectus.

9. Please resolve, throughout the registration statement, the inconsistencies regarding whether this is a primary offering or a resale by shareholders. We note the following statements:

      In the first paragraph of the cover page of the prospectus you state: 'The shares are being offered by Kids Germ Defense Corp..."

      In the penultimate paragraph on page 7 you state "the selling security holder is offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted."

      In the fourth paragraph under "Plan of Distribution" on page 17, you state: "9,000,000 common shares are issued and outstanding as of the date of this prospectus. The company is registering an additional 3,000,000 shares of its common stock for possible resale at the price of $0.01 per share.

Response: This is a Primary offering by the Company. Please note that we have revised the paragraph under this section and under the section "Plan of Distribution" to correct these inconsistencies.

10. We note your use of all capital letters on the cover page. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the prospectus as appropriate.

Response: Please note this correction has been made where appropriate.

Summary of Our Offering, page 6
-------------------------------

11. Revise to include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices.

Response: Please note this information has been added.

12. In the third and fourth paragraphs of this section, please clarify the number of shares outstanding.

Response: Please note we have clarified this information in the S-1/A. 9,000,000 commons shares are currently issued and outstanding. 12,000,000 common shares will be issued and outstanding after this offering.

13. You indicate that the company may sell shares at prevailing market prices after the shares are quoted on the OTC Bulletin Board or an exchange. A company may conduct an at the market offering if the company falls within Rule 415(a)(l)(x). As you do not qualify to conduct a primary offering on Form S-3, it appears you may not conduct an at the market offering of your equity securities. A primary offering by your company would need to be made at a fixed price for the duration of the offering.

      We note that your disclosure is inconsistent regarding your offering price. In the introductory paragraph in the Summary Section you state that "[t]he price at which the company offers these shares is fixed at $0.01 per share for the duration of the offering." Later your disclosure indicates that the offering price may be changed. For example on page 6 you state that "the offering price for the shares will remain $0.01 per share until such a time the shares are quoted on the Over-The-Counter
      (OTC) Bulletin Board or an exchange. The company may sell at prevailing market prices only after the shares are quoted on either the OTC Bulletin Board or an exchange." Additionally, on page 16, in the section "The Offering by the Company" you state "The price per share is $0.01 and will remain so unless and until the shares are quoted on the Over-The-Counter
      (OTC) Bulletin Board or on an exchange " Finally, in the Plan of Distribution section you state that "the shares sold by the company may be sold occasionally in one or more transactions, either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale, or at prices otherwise negotiated at the time of sale. Such prices will be determined by the company or by agreement between the company and any purchasers of our common stock."

Response: Please note the revision has been made to reflect that the primary offering by the company will be made at a fixed price. Further, the following changes to resolve the inconsistencies regarding the terms of the offering have been made and revised in our amended document.

In the introductory paragraph in the Summary Section, Sentence 4 has been changed from "The company may endeavor to sell all 3,000,000 shares of common stock after this registration becomes effective." to "The company will endeavor to sell all 3,000,000 shares of common stock after this registration becomes effective."

In the table under "Summary of the Offering", under row 6, heading "Market for the common shares" the sentence "[i]n addition, the offering price for the shares will remain $0.01 per share until such a time the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange. The company may sell at prevailing market prices only after the shares are quoted on either the OTC Bulletin Board or an exchange. KIDS GERM DEFENSE CORP. may not be able to meet the requirement for a public listing or quotation of its common stock. Further, even if KIDS GERM DEFENSE CORP. common stock is quoted or granted listing, a market for the common shares may not develop. If a market develops, the price of the shares in the market may not be greater than or equal to the price per share that investors in this offering any market that may develop could be significantly lower." has been amended and revised to:

"KGDC may not be able to meet the requirement for a public listing or quotation of its common stock. Further, even if KGDC common stock is quoted or granted listing, a market for the common shares may not develop. In addition, the offering price for the shares will remain $0.01 per share unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange.

14. Please revise to clarify the meaning of the last sentence in the section "Market for the common shares" on page 6.

Response: Please note this revision on page 6.

15. Please resolve, throughout the registration statement, the inconsistencies regarding when the offering will terminate and whether the offering is on a delayed or continuous basis. In the second paragraph on page 7 you state: "Termination of the offering. The offering will conclude when all 3,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective with the Securities and Exchange Commission, Kids Germ Defense Corp, may at its discretion extend the offering for an additional 90 days"; In the second paragraph under "Plan of Distribution" on page 17 you state: "We will sell shares on a continuous basis." We reasonably expect the amount of securities registered pursuant to this offering to be offered and sold within two years from this initial effective date of this registration"; and On page 18 you indicate that "the company's shares may be sold to purchasers from time to time directly by, and subject to the discretion of the company."

Response: Please note we have amended the terms of "termination of the offering" and revised the document accordingly. The amended S-1/A reflects these changes and we have included them below.

(a) The second paragraph on page 7 under: "Termination of the offering. "The offering will conclude when all 3,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective with the Securities and Exchange Commission, Kids Germ Defense Corp, may at its discretion extend the offering for an additional 90 days" has been changed to:
"This offering will terminate upon the earlier to occur of (i) the second anniversary of the date of this Prospectus, (ii) the date on which all 3,000,000 shares registered hereunder have been sold, or (iii) the date on which we terminate this offering."

(b) In the second paragraph under "Plan of Distribution" on page 17 you state:
"We will sell shares on a continuous basis." We reasonably expect the amount of securities registered pursuant to this offering to be offered and sold within two years from this initial effective date of this registration"; has been changed to: "This offering will terminate upon the earlier to occur of (i) the second anniversary of the date of this Prospectus, (ii) the date on which all 3,000,000 shares registered hereunder have been sold, or (iii) the date on which we terminate this offering."

(c) On page 18 you indicate that "the company's shares may be sold to purchasers from time to time directly by, and subject to the discretion of the company." has been deleted.

16. On page 7, in the third from the last paragraph, you have stated that "[t]he company will determine when and how it will sell the common stock offered in this prospectus." Please revise, as this is inconsistent with the requirements of Form S-1, Item 8, "Plan of Distribution." Also, see
      Item 508 of Regulation S-K of the Securities Act.

Response: Please note the revision made under this section to be consistent with Form S-1, Item 8.

The sentence stating "[t]he company will determine when and how it will sell the common stock offered in this prospectus." has been changed to "The Company's president and sole director will sell the common stock upon effectiveness of this registration statement."

17. We note your statement in the penultimate paragraph on page 7 that "the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or of any sale of the common stock." The noted statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

Response: Please note the revision under this section. The noted language has been deleted.

Summary of Our Financial Information, page 8
--------------------------------------------

18. We note you indicate a $0 net loss and $0 net loss per share for the year ended 3/31/09. We note that your financial statements indicate that the company had a net loss of $649 through March 31, 2009. Please revise this section as appropriate.

Response: Please note the revision made on "Summary of Our Financial Information, page 8. The company's net loss was $649 and net loss per share was $.00007.

Risk Factors, page 9
--------------------

19. Clarify in the first paragraph of this section, that all "material" risks are discussed in the risk factor section.

Response: Please note the revision made in the first section of the risk factors.

20. Please revise the risk factor section to ensure that you comply with Item 503(c) of Regulation S-K which requires that each risk factor have a heading that "adequately describes the risk" and that, in the body of the risk factor, you "explain how the risk affects the issuer or the securities being offered." For example, on pages 9, 10 and 12 you discuss several separate risk factors, but have no heading(s) which briefly describe each risk. Also, at the bottom of page 10 you have a risk factor heading standing alone, with no fuller explanation of the risk following it. In addition, please ensure that if you disclose more than one risk in a single risk factor, each is adequately described in a separate risk factor. Additionally, please revise to delete any duplicate risk factors.

Response: Please note the revisions made under "Risk factors". Please also note the section "Risk Factors" has been amended and re-ordered.

21. We note your statement that "the company has limited operations and revenues." We note that the company has not had any operations nor has it generated any revenues. Please revise your disclosure throughout the prospectus to clarify that the company is developing its business plan and has not had operations or revenues.

Response: Please note the revision made under "Risk factors".

22. Please revise to include possible-risk factors discussing the officer's lack of business experience in this line of business, the company's lack of contracts or agreements with customers or suppliers, and any potential conflicts of interest with Mr. Nicholas or advise us why they are not necessary.

Response: Please note "Risk Factors" have been revised to include risk factors discussing the officers and directors lack of business experience in this line of business and the company's lack of contracts or agreements with customers or suppliers. The Company is not aware of any potential conflicts of interest concerning Mr. Nicholas.

23. The risk factors need to be set forth in the order of materiality. Please revise accordingly.

Response: Please note the revisions and reordering made to the entire "Risk factors" section.

Should our sole officer and director leave the company, we mav be unable to continue our operations, page 11
---------------------------------------------------------------------------

24. We note your statement in this risk factor "[t]he company believes that all commercially reasonable efforts have been made to minimize the risks attendant the departure from service of our current sole officer and director," We also note your statement in the risk factor As Our Sole Officer and Director Has Other Outside Business Activities that "[i]f the demands of the company's business require the full time of our executive officer, he is prepared to adjust his timetable in order to devote more time to conducting our business operations." Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section. You may address this information in another part of the prospectus. Address in another part of the prospectus the commercially reasonable efforts taken to minimize the departure of your sole officer and director.

Response: Please note this risk factor and statement has been deleted.

If we cannot secure additional capital.... page 12
--------------------------------------------------

25. Revise your risk factor discussion to specifically address the resulting risk if additional capital is not obtained.

Response: Please note the revision under "Risk factors".

26.   Revise to indicate your current amount of working capital.

Response: Please note the revision under risk factors.

If we expand our operation and fail to manage the resulting growth effectively
....12
------------------------------------------------------------------------------

27. We note your statement "we intend to enter into markets where the climate is favorable to our business." We do not understand your statement.

Response: Please note the revision under "Risk factors". This language had been deleted.

28.   Revise this risk factor to clarify the status of your current operations.

Response: Please note the revision under "KGDC MAY BE UNABLE TO MANAGE ITS FUTURE GROWTH".

Investors will pay more for 'Kids Germ Defense Corp.' common stock than the pro rata portion our assets .... page 12
-------------------------------------------------------------------------------

29.   Revise your risk factor discussion to clarify the risk being addressed.

Response: Please note the revision under the section "Investors will pay more for 'Kids Germ Defense Corp.' common stock than the pro rata portion our assets."

As our company's sole officer and director currently owns 100% of the outstanding common stock..., page 14
---------------------------------------------------------------------

30. Please revise your risk factor to indicate the number of shares owned by Mr. Mark Nicholas after the offering assuming all of the securities are sold.

Response: Please note the revision under the section "As our company's sole officer and director currently owns 100% of the outstanding common stock..."

If we file for bankruptcy protection or are forced into bankruptcy ....page 14
------------------------------------------------------------------------------

31. We note that your risk factor appears to be generic. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. This risk factor should be revised, deleted or moved to another section of the prospectus as appropriate.

Response: Please note the revision under the section "If we file for bankruptcy protection or are forced into bankruptcy ....".

Use of Proceeds, page 15
------------------------

32. Please comply fully with Item 504 of Regulation S-K, including instructions 1 through 7, as applicable. The item reads, in part:

      State the principal purposes for which the net proceeds to the registrant from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose. Where registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.

Response: Please note the revision under "Use of Proceeds".

33. Also revise your discussion to indicate that to execute the business plan will require an additional funding of approximately $130,000 and that you expect operational losses for 12 months.

Response: Please note the revision under "Use of Proceeds"

Dilution of the Price You Pay for Your Shares, page 16
------------------------------------------------------

34. Please revise this section to include the following information which is required by Form S-l, Item 6 and Item 506 of Regulation S-K.: the net tangible book value per share before and after the distribution; the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Response: Please note this revision has been made. The net tangible book value per share before and after the distribution has been updated, the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers. In addition, the section has been expanded to include multiple scenarios regarding our offering and the result if 75%, 50% or 25% of shares are sold. The changes are shown below and have been incorporated into the S-1/A.

   Existing Stockholders if all of the Shares are Sold
   ---------------------------------------------------
      Price per share .............................................  $ 0.01
      Net tangible book value per share before offering ...........  $ 0.0010
      Potential gain to existing shareholders .....................  $ 30,000
      Net tangible book value per share after offering ............  $ 0.0033
      Increase to present stockholders in net tangible book value per share after offering ...................................  $ 0.0022
      Capital contributions .......................................  $ 30,000
      Number of shares outstanding before the offering ............    9,000,000
      Number of shares after offering held by existing stockholders    9,000,000
      Percentage of ownership after offering ......................    75.0%

   Purchasers of Shares in this Offering if all Shares Sold
   --------------------------------------------------------
      Price per share .............................................  $ 0.01
      Dilution per share ..........................................  $ 0.0067
      Capital contributions .......................................  $ 30,000
      Percentage of capital contributions .........................    76.9%
      Number of shares after offering held by public investors ....    3,000,000
      Percentage of ownership after offering ......................    25.0%

   Purchasers of Shares in this Offering if 75% of Shares Sold
   -----------------------------------------------------------
      Price per share .............................................  $ 0.01
      Dilution per share ..........................................  $ 0.0072
      Capital contributions .......................................  $ 22,500
      Percentage of capital contributions .........................    71.4%
      Number of shares after offering held by public investors ....    2,250,000
      Percentage of ownership after offering ......................    18.75%

   Purchasers of Shares in this Offering if 50% of Shares Sold
   -----------------------------------------------------------
      Price per share .............................................  $ 0.01
      Dilution per share ..........................................  $ 0.0079
      Capital contributions .......................................  $ 15,000
      Percentage of capital contributions .........................    62.5%
      Number of shares after offering held by public investors ....    1,500,000
      Percentage of ownership after offering ......................    12.5%

   Purchasers of Shares in this Offering if 25% of Shares Sold
   -----------------------------------------------------------
      Price per share .............................................  $ 0.01
      Dilution per share ..........................................  $ 0.0083
      Capital contributions .......................................  $ 7,500
      Percentage of capital contributions .........................    45.5%
      Number of shares after offering held by public investors ....    750,000
      Percentage of ownership after offering ......................    5.8%

35. Please revise to clarify the amount of capital contributions by the officer and director along with the percentage of these capital contributions. Also revise the title to clarify the amount of capital contributions by investors in the offering and the percentage of their capital contributions.

Response: Please note the revision to the section "Dilution of the Price You Pay for Your Shares".

Purchasers of Shares in This Offering if All Shares Sold, page 16
-----------------------------------------------------------------

36. It appears to us that dilution per share should be $0.01 per share, not $0 as presented. Please revise or show us how you calculated the dilution per share of $0.00 as presented.

Response: Please note that the dilution per share has been recalculated and revised. Also note we have expanded this section (see comment 34) to include multiple scenarios regarding share dilution. Dilution per share is as follows:

If all shares in the offering are sold, dilution per share equals $0.0067
If 75% of shares in the offering are sold, dilution per share equals $0.0072 If 50% of shares in the offering are sold, dilution per share equals $0.0079 If 25% of shares in the offering are sold, dilution per share equals $0.0083

The Offering by the Company, page 16
------------------------------------

37. Please clarify the following statement in the third paragraph of this section that "All of the shares registered herein will become tradable on the effective date of this registration statement." Please discuss its parameters, including those found in Section 4 and in Rule 144 of the Securities Act.

Response: Please note the revision to the third paragraph under the section "Offering by the Company". Also, please note the revision to the fourth paragraph under this section. Paragraph 3 and 4 have been pasted below.

"The Company may not sell the shares registered herein until the registration statement filed with the Securities and Exchange Commission is effective. Further, The Company will not offer the shares through a broker-dealer or anyone affiliated with a broker-dealer. Upon effectiveness, all of the shares being registered herein are may become tradable The stock may be traded or listed only to the extent that there is interest by broker-dealers in acting as a market maker in the Company's stock. Despite the Company's best efforts, it may not be able to convince any broker/dealers to act as market-makers and make quotations on the OTC Bulletin Board. The Company may consider pursuing a listing on the OTCBB after this registration becomes effective and the Company has completed its offering."

"NOTE: In January 2009, the Company issued 9,000,000 shares to Mark Nicholas, the Company's founder, in exchange for cash of $6,000. These shares were sold in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.. As of the date of this prospectus, Mr. Nicholas, owns 9,000,000 common shares, which are subject to Rule 144 restrictions. There is currently one (1) shareholder of our common stock."

Plan of Distribution page 17
----------------------------

38. For each person who will be selling the securities on behalf of the company, please set forth the basis of their qualification under Rule 3a4-l under the Securities Exchange Act of 1934 with respect to each element of the safe harbor. We note you indicate that Mr. Nicholas will be reimbursed for out-of-pocket expenses incurred in connection with the sale of the common stock. Please specifically address why this compensation is not remuneration based on the transaction in the securities.

Response: Please note the revision in the first paragraph under the section "Plan of Distribution".

Business, page 18
-----------------

39. Please revise to indicate in the first paragraph that the company's activities have been limited to developing its business and marketing plan, Also note that the company has not had any operations or generated any revenues to date.

Response: Please note this revision has been made.

40. We note your statement regarding the extent of the germ defense market in food and drug chains. Supplementally provide us with the Drug Store News annual survey which supports your disclosure. Please revise to clarify whether the noted categories only address germ defense products.

Response: Please note the section regarding the germ defense market has been expanded and supporting documentation has been added as an exhibit.

41. Please clarify whether the company must comply with any governmental regulation of its business.

Response: Please note the revision in this section under the added heading "Regulatory Matters"

Regulatory Matters

We are unaware of and do not anticipate having to expend significant resources to comply with any governmental regulations of the germ defense market. We are subject to the laws and regulations of those jurisdictions in which we plan to sell our product, which are generally applicable to business operations, such as business licensing requirements, income taxes and payroll taxes. In general, the development and operation of our business is not subject to special regulatory and/or supervisory requirements.

Sales and Marketing, page 21
----------------------------

42. Please revise to clarify where the company plans on beginning the marketing of its products.

Response: Please note the revision in section "Sales and Marketing"

Competition, page 21
--------------------

43. We note your statement that the company will develop a total line of existing and new innovative products "in a Plano gram line extension marketing approach," Please revise to clarify the meaning of your statement.

Response: Please note the revision and clarification of this statement under section "Competition".

44.   Please revise to indicate the principal methods of competition.

Response: Please note the revision and expansion under the section
"Competition".

Management's Discussion and Analysis or Plan of Operation, page 22
------------------------------------------------------------------

45. We note your statement that "no revenues are anticipated until we begin marketing our service to customers," Please revise to address the services that you plan to provide to customers.

Response: Please note we have changed the word "services" to "products" and have provided a listing of the company's intended products.

Limited Operating History: Need for Additional Capital. Page 22
---------------------------------------------------------------

46. Revise the second paragraph of this section to identify your sole officer and director and clarify whether he has agreed to loan the company the money himself to the company to sustain the company's business plan over the next 12 months.

Response: Please note the revision under the section "Limited Operating
History".

Plan of Operation, page 23
--------------------------

47.   Please revise to indicate what the company's expenditures consisted of.

Response: Please note the revision under "Plan of Operation".

Liquidity and Capital Resources, page 23
----------------------------------------

48.   Please revise to indicate the company's amount of working capital.

Response: Please note the revision to the section "Liquidity and Capital Resources".

49. Please revise to address whether the company currently has any external source of liquidity.

Response: Please note the revision to the section "Liquidity and Capital Resources"

Background of Officers and Directors, page 27
---------------------------------------------

50.   Please disclose the age of Mr. Nicholas.

Response: Please note the revisions made.

51. Please tell us whether or not there are transactions which you are required to disclose pursuant to Form S-l Item 11(n) and Item 404 of Regulation S-K.

Response: please note the revision under the section "Background of Officers and Directors". We have added the statement, "Mr. Nicholas is not an officer or director of any reporting company and there have been no related party transactions".

Executive Compensation, page 27
-------------------------------

52. Please revise the first paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company's named executive officers.

Response: Please note the revision under section "Executive Compensation".

Principal Stockholders, page 28
-------------------------------

53. Your beneficial ownership table indicates that Mark Nicholas will beneficially own 32,000,000 shares after the offering. Please revise your table to indicate the number of shares Mark Nicholas will beneficially own after the offering. Also indicate the percentage of the class that he owns prior to the offering.

Response: Please note the revisions made on page 28 under Principal Stockholders. Mark Nicholas will own 9,000,000 shares after the offering.

Reporting, page 30
------------------

54. We note your references to Form 10-KSB and Form 10-QSB, Please note that these forms are no longer used. Please revise as appropriate.

Response: Please note the revisions made under the section "Reporting".

Financial Statements
--------------------

General
-------

55. Please provide a currently dated consent in any amendment and note the updating requirements of Rule 8-08 of Regulation S-X.

Response: Please note the dated of the auditor consent letter has been updated.

Note 1 - General Organization and Business, page F-7
----------------------------------------------------

56.   Please revise to disclose your fiscal year end.

Response: Please note the revision to the "Note 1 - General Organization and Business". The company's fiscal year end is December 31.

Part II
-------

Other Expenses of Issuance and Distribution, page II-1
------------------------------------------------------

57. We note that you indicate a total estimated expense of $1,000. We also note you indicate estimated expenses of $5,000 in other sections of your registration statement. Revise as appropriate.

Response: Please note the revision under section "Other Expenses of Issuance and Distribution".

58. Revise to indicate the amount of estimated expenses for printing, SEC filing fees, legal fees, accounting fees, and transfer agent fees.

Response: Please note the revision under section "Other Expenses of Issuance and Distribution".

Recent Sales of Unregistered Securities, page II-1
--------------------------------------------------

59. Please describe the exemption from registration relied upon and discuss the factual basis for the exemption.

Response: Please note the revision to the section "Recent Sales of Unregistered Securities". The revision as it appears in the S-1/A has been pasted below.

"KGDC is authorized to issue up to 100,000,000 shares of common stock with a par value of $0.0001.

There have been no sales of unregistered securities which would be required to be disclosed pursuant to Item 701 of Regulation S-K, except for the following:
In January 2009, the Company issued 9,000,000 shares to Mark Nicholas, the Company's founder, in exchange for cash of $6,000. The Company relied upon
Section 4(2) of the Securities Act which exempts from registration "transactions by an issuer not involving any public offering."

KGDC is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States or elsewhere for the common shares.

Exhibits
--------

Legality Opinion
----------------

60. Revise the legality opinion by Mirman Law Office to clarify that counsel is opining upon Florida law, including the statutory provisions, all applicable provisions of the Florida Constitution and reported judicial decisions interpreting those laws.

Response: Please note the revision.

61. Please file as an exhibit the consent by Daniel Mirman to being named in the registration statement under "Legal Matters".

Response: Please note the revision.

Subscription Agreement of Kids Germ Defense Corp.
-------------------------------------------------

62. We note that the subscription agreement states for the subscriber to "deliver the purchase price for the securities being purchased, at the rate of $0.01 per Share in increments of $500 TO THE ABOVE ADDRESS ...."
      We also note the statement that the "subscriptions will be accepted only in increments of $500 for 50,000 shares." Finally we note that your registration statement indicates that there is no minimum subscription requirement.

Response: Please note the revision to the subscription agreement. The amended language follows:

"Subscriptions will generally be sold in increments of 50,000 Shares for $500, except that the Company may accept subscriptions for fewer Shares because there is no minimum investment.

Please deliver the purchase price for the securities being purchased TO THE ABOVE ADDRESS ALONG WITH THE COMPLETED SUBSCRIPTION DOCUMENTS."

63. We note the statement in the subscription agreement that "this offering is being conducted in the United States pursuant to the exemption from registration provided under Section 4(2) of the Securities Act of 1933 ... including Regulation D." We also note that you are registering 3,000,000 shares of common stock on Form S-l.

Response: Please note the revision to the Subscription Agreement.

64. We note the statement in the subscription agreement that "the undersigned has been afforded the opportunity to ask questions of, and receive answers from, the officers and/or directors of the company... and to obtain any additional information ... and the undersigned has received satisfactory answers to all such questions to the extent deemed appropriate in order to evaluate the merits and risks of an investment in the company." We also note your statement m the prospectus that "you should rely only upon the information contained in this prospectus, KIDS GERM DEFENSE CORP. has not authorized anyone to provide you with information different from that which is contained in this prospectus."

Response: Please note the revision to the Subscription Agreement.

I hope this response letter and the amendments to the above referenced filing adequately addresses the issues raised in your comment letter dated May 14, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,


Mark Nicholas